SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2013. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Press release regarding the audited consolidated
financial results of Philippine Long Distance Telephone
Company (the “Company”) as at and for the year ended
December 31, 2014;
b. Annual Meeting of Stockholders of the Company (date
of meeting, record date, last day for receiving
nominations for election of directors/independent
directors, last day for receiving proxies, date of
validation of proxies); and
c. Cash dividend declaration on the Company’s Common
Stock and Voting Preferred Stock.

March 3, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2014.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 3, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2014.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,875 As of January 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Atty. Ma. Lourdes C. RAusa-Chan	lrchan@pldt.com.ph	816-8553

Contact Person’s Address
9/F MGO Building, Legaspi cor. Dela Rosa Streets, Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 3, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

pressrelease

CONSOLIDATED SERVICE REVENUES OF P165.1 BILLION,
1% HIGHER OVER 2013
CONSOLIDATED DATA AND BROADBAND REVENUES RISE 20% TO P31.9 BILLION

FY2014 CORE NET INCOME AT P37.4 BILLION
FY2014 REPORTED NET INCOME AT P34.1 BILLION

CONSOLIDATED EBITDA AT P76.9 BILLION
EBITDA MARGIN STEADY AT 47%

PLDT GROUP SUBSCRIBER BASE NOW OVER 76.0 MILLION
CELLULAR SUBSCRIBER BASE AT 70.0 MILLION
POSTPAID CELLULAR SUBSCRIBER BASE RISES 16% FROM YE2013
TO 2.8 MILLION

TOTAL BROADBAND SUBSCRIBERS AT OVER 4.0 MILLION,
UP 19% FROM YE2013

DIVIDEND PAYOUT OF P156 PER SHARE, REPRESENTING 90% OF 2014 CORE EARNINGS

•	Consolidated service revenues rose by 1% or P1.0 billion to P165.1 billion

•	Consolidated EBITDA margin steady at 47% of service revenues; consolidated EBITDA down 1% at P76.9 billion

•	Consolidated Core Net Income of P37.4 billion for FY14, 3% or P1.3 billion lower than P38.7 billion in 2013

•	Reported Net Income for FY14 of P34.1 billion, P1.3 billion or 4% lower than P35.4 billion in 2013

•	Consolidated free cash flow at P27.7 billion for FY14

•	Cellular subscriber base at 70.0 million

•	Total broadband subscribers at over 4.0 million; aggregate revenue contribution from broadband, data and internet services at P31.9 billion for FY14, 20% higher than last year

•	53% of fixed line service revenues and 16% of wireless service revenues are derived from data and broadband

•	2014 capex rose to P34.8 billion

MANILA, Philippines, 3rd March 2015 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2014 with Consolidated Core Net Income, before exceptional items, amounting to P37.4 billion, 3% or P1.3 billion lower than the P38.7 billion recorded in 2013. The decrease was due mainly to the rise in cash operating expenses, an increase in product subsidies and a higher provision for income tax.

Reported Net Income, after reflecting exceptional transactions for the period, declined 4% to P34.1 billion, from P35.4 billion in 2013, mainly due to the dip in core net income.
.
EBITDA margin for the period was at 47%. Consolidated EBITDA for 2014 was 1% lower at P76.9 billion compared with the same period last year, as the increase in service revenues was offset by higher cash operating expenses and subsidies. EBITDA in the second half of 2014 was 2% higher than the second half of 2013 and stable compared with the first half of 2014; EBITDA in 4Q14 was 10% higher than the 4Q13 level and 6% up vs 3Q14.

Consolidated service revenues for the period grew by 1% to P165.1 billion, as revenues from the data and broadband and domestic voice businesses offset the declines in SMS revenues and the international and national long distance streams.

Consolidated free cash flow for the year remained robust at P27.7 billion. Consolidated capital expenditures for the period amounted to P34.8 billion, P6.0 billion higher than the capex level in 2013, in support of:

•	Improved coverage

•	Increased fiber reach and capacity

•	Modernized and fortified fixed line network

•	Expanded capacity of fixed and mobile broadband network components

•	Unified Smart-Sun network project to build operational efficiency

Capital expenditures are expected to remain elevated for 2015 in light of the anticipated exponential growth in network traffic resulting from the continued growth in smartphone ownership and our own initiatives to stimulate data usage.

The Group’s consolidated net debt rose to US$2.3 billion as at 31st December 2014, with net debt to EBITDA at 1.34x. Gross debt amounted to US$2.9 billion. The Group’s debt maturities continue to be well spread out, with over 50% due after 2018, including P15.0 billion of fixed rate retail bonds issued in January 2014. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 47%. Taking into account our peso borrowings, our hedges and our U. S. dollar cash holdings, only 34% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by three major international ratings agencies, namely Fitch Ratings, Moody’s and Standard and Poor’s.

Earlier today, the Company’s Board of Directors declared a final regular dividend of P61 per share as well as a special dividend of P26 per share. This brings the 2014 total dividend payout to P156 per share, equivalent to 90% of Core Income.

“In addition to our committed 75% dividend payout, we announced today a special dividend of 15% of our core earnings for a total dividend payout ratio of 90% of core net earnings; this takes into consideration the elevated capital expenditures we incurred in 2014 and which we expect to continue in 2015, as well as our plans to make investments in adjacent digital spaces similar to our recent investment in Rocket Internet. Not quite the 100% we paid out for an unprecedented seven consecutive years but still a significant return nonetheless to our shareholders,” stated Manuel V. Pangilinan, PLDT Chairman.

“We are also pleased to note the appreciation of our recent strategic investment in Rocket Internet. Our €333 million investment, representing 6.1% of the Company, is currently valued at €515 million, or 55% higher than our original outlay,” added Pangilinan.

Broadband

Total broadband and Internet revenues for 2014 totaled P31.9 billion, a 20% growth year-on-year; broadband and internet now account for 19% of total Group service revenues. PLDT Group fixed broadband businesses generated P13.9 billion in revenues for the year, up by 13% from P12.3 billion in 2013.

Wireless broadband revenues, exclusive of mobile Internet revenues, increased by 6% to P9.9billion, compared with the P9.3 billion recorded last year. Moreover, mobile Internet usage continues to grow strongly, with mobile Internet revenues increasing by 63% to P8.1 billion in 2014 from P5.0 billion in 2013.

The Group’s combined broadband subscriber base crossed the 4.0 million mark at the end of 2014. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 2.3 million at the end of the period, about 1.8 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular‘s wireless broadband subscriber base rose to more than 676,000. Meanwhile, PLDT’s fixed broadband subscribers increased by 16% from the end of 2013, bringing the PLDT Group’s total fixed broadband subscriber base to about 1.1 million for 2014, and now represent 49% of the fixed line subscriber base.

Given the success of their “Free Internet” campaign which was launched in September 2014, Smart, Sun Cellular, and Talk ‘N Text extended the promotion to 28th February 2015. The promo allows subscribers to avail of 30MB of data usage per day, free of charge.

“The suite of services under our “Internet for All” campaign is expanding rapidly. They run the gamut from collaboration with the likes of Google for Android One handsets to partnerships with consumer giants such as McDonald’s for free coupons and global media players such as Disney for unique interactive content,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Cellular

Wireless subsidiaries Smart Communications, Inc. (“Smart”) and Digitel Mobile (“Digitel”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues of P115.0billion for 2014 were 1% lower than the P116.7 billion recognized last year, reflecting the pressure on SMS and inbound international revenues.

Postpaid revenues now account for 21% of total cellular revenues, having grown 14% to P21.7 billion at the end of 2014.

The PLDT Group’s total cellular subscriber base at the end of the year stood at 69.9 million, broken down as follows: Smart had 25.9 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 28.1 million subscribers; and there were 15.8 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by over 387,000 from the end of 2013, rising to just under 2.8 million at the end of the period, while the combined prepaid base stood at 67.1 million.

Fixed Line

Fixed line service revenues for 2014, net of interconnection costs, increased to P57.0 billion, or 6%, from P53.7 billion last year. PLDT data and fixed broadband revenues, representing 53% of total fixed line revenues, continued to grow on the back of a 13% increase in fixed broadband revenues, an 8% rise in corporate data and other network services, and a 17% increase in data center revenues. Combined ILD and NLD businesses of PLDT, representing 14% of fixed line revenues, declined by 3%. Fixed domestic voice revenues, which now only account for 29% of total fixed line revenues, were higher by 2% at P16.6 billion.

The fixed line subscriber base reached over 2.2 million at the end of 2014, about 49% of whom have fixed broadband subscriptions.

The PLDT Group is also uniquely positioned to serve the Enterprise sector with six data centers that offer co-location, server hosting/outsourcing, disaster recovery, connectivity and data scrubbing. These centers are telco-grade, carrier-neutral and vendor-agnostic with an aggregate rack capacity that is the largest in the country.

Multimedia/Content

In line with transforming the company into a multimedia services organization, a number of initiatives integrating various forms of content into our products and services offerings were recently introduced. One of the most notable ones is the multi-year, multi-platform partnership with The Walt Disney Company Southeast Asia, through its digital arm, Disney Interactive. Subscribers of Smart and PLDT Home Telpad will be able to access the growing portfolio of Disney’s on-line games and e-books using their smartphones, tablets, laptops and computers.

In the pay TV business, Cignal TV now leads the industry with over 844,000 subscribers at the end of 2014, surpassing the 20-year incumbent.

Digital

With the increasing pervasiveness of data, it is incumbent to complement the telecommunications access business by participating in the digital world beyond connectivity. In particular, monetizing both domestic and global digital opportunities to deliver new income streams is at the top of the PLDT Group’s priorities. The innovation teams at Voyager, Inc. and Smart e-Money, are in fact already very active in developing pioneering products in this space.

For instance, SafeZone was launched just last February – SafeZone is a digital platform that allows brands and businesses to easily reach their customers through their mobile phones by offering access to mobile apps and sites for free. Initially available to Smart subscribers and forming part of the Group’s “Internet for all” crusade, SafeZone also facilitates e-commerce transactions.

SafeZone came on the heels of another groundbreaker — LockByMobile, an app which allows a mobile user to protect their credit card accounts from widespread fraud using one’s mobile phone. LockByMobile is telco and bank agnostic, with granular settings that make possible real-time locking by account, by transaction and by channel, among other options.

Our partnership with Rocket Internet has also opened many doors in transforming what were previously local verticals into global horizontals. One such opportunity is the 50-50 global joint venture for mobile-first payment solutions with a focus on the unbanked, uncarded and unconnected in emerging markets. This joint venture will leverage Rocket’s network of online companies in more than 100 countries, as well as PLDT/Smart e-Money’s pioneering mobile payments platform.

“In step with the rapid, dynamic nature of our industry, we at PLDT are always ready to transform ourselves. We have done so in the past — from a pure fixed line company, we added a mobile arm and subsequently, jumped into the broadband space. And now we are reshaping PLDT once again into a converged, digital communications business, one that not only encompasses our current Individual, Home, Enterprise and Multimedia pillars but welcomes the new kid on the block – Digital. We plan to expand our footprint in the digital space organically, through our various units such as Voyager and Smart e-Money, and in partnership with global players, typified by our recent investment and partnership with Rocket Internet,” declared Napoleon L. Nazareno, PLDT President and CEO.

Conclusion

“Our 2014 performance reflects the combined effect of the intense domestic competitive situation and the changing global landscape – where OTT players are disintermediating the traditional telcos, and data services and social media are overtaking legacy services. Taking these into consideration as we chart our future growth, PLDT recognizes the need to complement its present business by participating in the digital world beyond providing access and connectivity. While we can maximize our strengths as an infrastructure company, we also need to act as a mediator/enabler, as well as a service provider. To this end, we are focusing on adjacent businesses which have links to or which have the ability to enhance our access business. Some of these areas we are already well entrenched in mobile remittances and payments for one – and in others, we are just getting our feet wet.

This transition is expected to carry on for the near-term and will likely involve an investment phase in both capital expenditures and corporate assets. As a result, we project higher depreciation costs and financing charges which, along with ongoing efforts to defend our market share, will impact our bottom line which we expect to be in the vicinity of P35.0 billion for 2015. Beyond 2015, we see brighter prospects for PLDT,” concluded Pangilinan.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2014 and 2013
(in million pesos)

	2014	2013
ASSETS

Noncurrent Assets
Property, plant and equipment	191,984	192,665
Investments in associates, joint ventures and deposits	42,046	41,310
Available-for-sale financial investments	28,086	220
Investment in debt securities and other long-term investments – net of current portion	960	2,643
Investment properties	1,816	1,222
Goodwill and intangible assets	72,842	73,918
Deferred income tax assets – net	17,131	14,181
Derivative financial assets – net of current portion	94	24
Prepayments – net of current portion	2,924	3,031
Advances and other noncurrent assets – net of current portion	3,218	2,761

Total Noncurrent Assets	361,101	331,975

Current Assets
Cash and cash equivalents	26,659	31,905
Short-term investments	643	718
Trade and other receivables	29,151	17,564
Inventories and supplies	3,706	3,164
Current portion of derivative financial assets	2	10
Current portion of investment in debt securities and other long-term investments	295	–
Current portion of prepayments	6,406	6,054
Current portion of advances and other noncurrent assets	8,332	8,248

Total Current Assets	75,194	67,663
TOTAL ASSETS	436,295	399,638

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,521	130,562
Retained earnings	17,030	22,968
Other comprehensive income	(8,285)	(11,481)
Total Equity Attributable to Equity Holders of PLDT	134,364	137,147
Noncontrolling interests	304	179

TOTAL EQUITY	134,668	137,326

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	115,400	88,930
Deferred income tax liabilities – net	4,427	4,437
Derivative financial liabilities – net of current portion	1,460	1,869
Customers’ deposits	2,438	2,545
Pension and other employee benefits	13,131	13,439
Deferred credits and other noncurrent liabilities	21,924	22,045

Total Noncurrent Liabilities	158,780	133,265

Current Liabilities
Accounts payable	40,923	34,882
Accrued expenses and other current liabilities	82,678	74,256
Current portion of interest-bearing financial liabilities	14,729	15,171
Provision for claims and assessments	897	897
Dividends payable	1,070	932
Current portion of derivative financial liabilities	254	105
Income tax payable	2,296	2,804

Total Current Liabilities	142,847	129,047
TOTAL LIABILITIES	301,627	262,312

TOTAL EQUITY AND LIABILITIES	436,295	399,638

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2014, 2013 and 2012
(in million pesos, except earnings per common share amounts which are in pesos)

	2014	2013	2012
REVENUES
Service revenues	165,070	164,052	159,738
Non-service revenues	5,892	4,279	3,295

	170,962	168,331	163,033

EXPENSES
Depreciation and amortization	31,379	30,304	32,354
Compensation and employee benefits	18,749	21,369	21,999
Repairs and maintenance	14,988	13,107	12,604
Cost of sales	13,512	11,806	8,747
Selling and promotions	10,619	9,776	9,708
Interconnection costs	10,507	10,610	11,105
Professional and other contracted services	7,748	7,173	6,050
Rent	6,605	6,041	5,860
Asset impairment	6,046	5,543	5,286
Taxes and licenses	4,563	3,925	3,506
Insurance and security services	1,884	1,815	1,564
Communication, training and travel	1,552	1,417	1,353
Amortization of intangible assets	1,149	1,020	921
Other expenses	1,156	1,609	1,472

	130,457	125,515	122,529

	40,505	42,816	40,504

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	3,841	2,742	1,538
Interest income	752	932	1,354
Gains (losses) on derivative financial instruments – net	(101)	511	(2,009)
Foreign exchange gains (losses) – net	(382)	(2,893)	3,282
Financing costs – net	(5,320)	(6,589)	(6,876)
Other income – net	4,853	4,113	5,813

	3,643	(1,184)	3,102

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	44,148	41,632	43,606
PROVISION FOR INCOME TAX	10,058	8,248	8,050

NET INCOME FROM CONTINUING OPERATIONS	34,090	33,384	35,556
NET INCOME FROM DISCONTINUED OPERATIONS	–	2,069	543

NET INCOME	34,090	35,453	36,099

ATTRIBUTABLE TO:
Equity holders of PLDT	34,091	35,420	36,148
Noncontrolling interests	(1)	33	(49)

	34,090	35,453	36,099

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	157.51	163.67	167.07
Diluted	157.51	163.67	167.07

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	157.51	154.09	164.55
Diluted	157.51	154.09	164.55

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

March 3, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

March 3, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,875 As of January 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Atty. Ma. Lourdes C. RAusa-Chan	lrchan@pldt.com.ph	816-8553

Contact Person’s Address
9/F MGO Building, Legaspi cor. Dela Rosa Streets, Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 3, 2015

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 3, 2015:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2015:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 9, 2015 at 3:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”). Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 10, 2015. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 2, 2015.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 4, 2015.

(e)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 11, 2015.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2014, which are sufficient to cover the total amount of dividends declared:

a.	Final regular dividend of ?61.00 per outstanding share of the Company’s Common Stock, payable on April 16, 2015 to the holders of record on March 17, 2015.

b.	Special dividend of ?26.00 per outstanding share of the Company’s Common Stock, payable on April 16, 2015 to the holders of record on March 17, 2015.

c.	2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2015, payable on April 15, 2015, to the holder of record on March 19, 2015.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. RAus	a-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

March 3, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. RAusa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 3, 2015